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                               July 20, 2022

       Wai Lau
       Chief Executive Officer
       Intelligent Group Ltd
       6/F, Wing On Cheong Building
       5 Wing Lok Street
       Sheung Wan, Hong Kong

                                                        Re: Intelligent Group
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 23,
2022
                                                            CIK No. 0001916416

       Dear Ms. Lau:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted June 23, 2022

       Cover Page

   1. We note your disclosure that the company's "structure involves unique risks to investors."
                                                        Please also acknowledge
that Chinese regulatory authorities could disallow this structure, which would likely
result in a material change in your operations and/or a material change in the value of the
securities you are registering for sale, including that it could cause the value of such
securities to significantly decline or become worthless.
   2. We note your disclosure that "[r]eferences to "IJL" are to the Hong Kong entity operating the business." Please
also define "ITL" on the cover page.
 Wai Lau
FirstName   LastNameWai  Lau
Intelligent Group Ltd
Comapany
July        NameIntelligent Group Ltd
     20, 2022
July 20,
Page  2 2022 Page 2
FirstName LastName
3. Please amend your disclosure here, in the summary risk factors, on pages 3-5 of the prospectus summary and in the risk factors to state that, to the extent cash and/or assets in the business is in Hong Kong or a Hong Kong entity, the funds and/or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. On the cover page, provide cross-references to these other discussions in the prospectus summary, summary risk factors and risk factors sections.
4. We note your disclosure on page 3 that "[s]ince the only transfer of cash among IGL and
         IJL and ITL have been in the form of dividends and there are no limitations on the abilities of IGL to transfer cash to or from IJL and ITL or to investors under Hong Kong
         Law, IGL has not established cash management policies that dictate how funds are transferred." Please also state as such here on the cover page.
5. Please include the filing fee table as an exhibit to this registration statement. Refer to Item
         601(b)(107) of Regulation S-K.
6.       We note your disclosure that Ms. Lau will own "60.0% of the total voting power"
         following the consummation of the offering. Please revise to address whether Ms.
         Lau will have the ability to control the outcome of certain matters submitted to stockholders for approval through her controlling ownership of the company, such as the election of directors, amendments to your organizational documents and any merger, consolidation, sale of all or substantially all of your assets or other major corporate transactions.
7. Please revise the alternate resale cover page of the resale prospectus to also address the risks related to your status as a China-based issuer and a company controlled by Ms. Lau.
8. We note your disclosure regarding legal and operational risks associated with being based
         in or having the majority of the company   s operations in China.
Please include a cross-
         reference to the individual risk factors identified on the cover page.
9. Please revise your definition of the "PRC" and "China," so that it does not exclude Hong
         Kong or Macau. Revise the disclosure in your prospectus accordingly. Prospectus Summary
Summary Risk Factors
Risks Relating to Doing Business in Hong Kong, page 3

10.      We note your cross-reference to "Risk Factors     Risks Relating to
Doing Business in
         Hong Kong" as well as the cross-references to specific page numbers for each summary risk factor. For each of the Hong Kong-based risk factors summarized here, please also provide specific cross-references to each such risk factor heading included in the more detailed discussion of these risks in the prospectus.
 Wai Lau
FirstName   LastNameWai  Lau
Intelligent Group Ltd
Comapany
July        NameIntelligent Group Ltd
     20, 2022
July 20,
Page  3 2022 Page 3
FirstName LastName
Permission Required From Hong Kong and Chinese Authorities, page 6

11. We note your disclosure discussing the consequences if "applicable laws, regulations, or interpretations change and IJL and ITL are required to obtain such permissions or approvals in the future . . . ." Please expand your discussion to discuss the possible
         ramifications if you do become subject to PRC laws/authorities, including that you could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue your current business operations.
12. Please state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Capitalization, page 35

13.      Please revise your table to include Bank Borrowings.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Key Factors Affecting our Results of Operations
General market conditions of the capital market in Hong Kong, page 39

14. Please update your discussion of the outbreak and impact of the war in Ukraine and address the direct and indirect impacts on your business. Additionally, please address whether recent inflationary pressures and supply chain disruptions have materially impacted the capital markets in Hong Kong and therefore your operations. In this regard, identify the types of inflationary pressures and supply chain disruptions you are facing, as applicable, and how your business has been affected.
Liquidity and Capital Resources, page 44

15. Please include a statement by the company that, in its opinion, the working capital is
         sufficient for the company   s present requirements, or, if not, how
it proposes to provide
         the additional working capital needed. Please refer to Item 5.B.1(b) of Form 20-F.
Accounts Receivable, page 44

16. Please revise your disclosure to provide more information on the accounts receivable written-off for two customers during 2021. You should include in the discussion:
             whether the write-off impacts your decision to record an allowance for doubtful accounts;
             why the accounts receivable balance tripled from the previous year while revenues doubled;
             and if there are any known trends or uncertainties that management believes might affect collectability of customer balances.
 Wai Lau
FirstName   LastNameWai  Lau
Intelligent Group Ltd
Comapany
July        NameIntelligent Group Ltd
     20, 2022
July 20,
Page  4 2022 Page 4
FirstName LastName
Contractual Obligations, page 45

17. Please include Bank Borrowings in the table of the contractual obligations.
Industry and Market Data, page 50

18.      We note your reliance on certain sources throughout this section,
including SFC   s
         website, Fact Book 2020 and market statistics 2021 issued by the HK Stock Exchange.
         Please revise to clarify which source you are relying upon for each instance in which you make a market statement. As example only, we note your statements that "Hong Kong has ranked number two and four in the world in 2020 and 2021, respectively, in terms of the amount of funds raised through IPOs," "[t]he total number of listed companies in
         Hong Kong increased from 1,547 in 2012 to 2,572 in 2021 . . . ", and "[w]ith the expected continuous expansion in the capital markets of Hong Kong and the increase in the number of listed companies, the demand for Financial PR services is expected to increase." Last, please update your discussion as appropriate to reflect the current state of the capital markets in Hong Kong in 2022. To the extent you commissioned any of the third party data you cited, provide the consent of the third party in accordance with Rule 436.
Business
Corporate History and Structure, page 55

19. Please provide a brief description of the business operations of your subsidiaries in this section.
Our Competitive Strengths, page 56

20. We note your disclosure that "[s]ince our establishment in 2016, we have been engaged by
         101 clients, among which 58 are listing applicants or listed companies on the HK Stock
         Exchange." To provide additional context to investors, please also state that "[t]he number clients who are listed companies on the HK Stock Exchange increased from 12 companies for the year ended November 30, 2020 to 28 companies for the year ended
         November 30, 2021," as you do on page 41.
Consolidated Financial Statements
Consolidated Statements of Income, page F-4

21. We note your disclosure on page 41 that advertisement expenses represent the expenses on media platforms in relation to media and promotion services you provide for your clients. Please tell us your consideration of separately disclosing this amount as a Cost of
         Revenue on the Statements of Income. You should include in your response the consideration of any other costs incurred in relation to earning revenues.
 Wai Lau
FirstName   LastNameWai  Lau
Intelligent Group Ltd
Comapany
July        NameIntelligent Group Ltd
     20, 2022
July 20,
Page  5 2022 Page 5
FirstName LastName
Consolidated Statements of Cash Flows, page F-6

22. Please tell us your consideration of classifying the activity related to the "Due from a director" line item as an investing activity. Refer to ASC 230-10-45-12a and 13a.
Exhibit Index, page II-4

23. Please file the director nominee consents of each of Mr. Chow, Mr. Che and Ms. Yeung as exhibits to the registration statement as required by Securities Act Rule 438.
General

24. To the extent that you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, please (i) state that is the case and identify the relevant individuals in your section entitled "Management," (ii) revise the "Enforcement of Civil Liabilities" section to state that such individuals are located in the PRC/Hong Kong, and (iii) add a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals. In this regard, we note that footnote (1) on page 71 indicates that the business address of your directors and officers is in Hong Kong.
25. To provide additional context for investors, please define the term "Key Opinion
         Leaders."
26. Please revise your disclosure throughout the filing to clarify that the selling stockholders will sell at a fixed price or within a bona fide price range until your shares are listed or quoted on an established public trading market, and thereafter at prevailing market prices or privately negotiated prices. Please disclose the fixed price or bona fide price range in the prospectus. Refer to Item 501(b)(3) of Regulation S-K.
27. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
         5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
 Wai Lau
FirstName   LastNameWai  Lau
Intelligent Group Ltd
Comapany
July        NameIntelligent Group Ltd
     20, 2022
July 20,
Page  6 2022 Page 6
FirstName LastName
        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-
3792 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Lawrence Venick